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               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number:     0-17636

T. Rowe Price Realty Income Fund IV, America's Sales-Commission-Free
                Real Estate Limited Partnership
     (Exact name of registrant as specified in its charter)

100 East Pratt Street, Baltimore, Maryland  21202  (800) 638-5660
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             Units of Limited Partnership Interest
    (Title of each class of securities covered by this Form)

                              None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [  ]      Rule 12h-3(b)(1)(ii)     [  ]
Rule 12g-4(a)(1)(ii)     [  ]      Rule 12h-3(b)(2)(i) [  ]
Rule 12g-4(a)(2)(i) [  ]      Rule 12h-3(b)(2)(ii)     [  ]
Rule 12g-4(a)(2)(ii)     [  ]      Rule 15d-6          [  ]
Rule 12h-3(b)(1)(i) [x]

     Approximate number of holders of record as of the certificate or notice
date:   0
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     Pursuant to the requirements of the Securities Exchange Act of 1934 T. Rowe
 Price Realty Income Fund IV, America's Sales-Commission-Free Real Estate
Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                         T. ROWE PRICE REALTY INCOME FUND IV,
                         AMERICA'S SALES-COMMISSION-FREE REAL
                         ESTATE LIMITED PARTNERSHIP

                         By:  T. Rowe Price Realty Income
                           Fund IV Management, Inc., as
                           General Partner



                               By:  /s/Lucy B. Robins
                                 Lucy B. Robins
                                 Vice President